EXHIBIT 11.1

COFFEE HOLDING CO., INC.

COMPUTATION OF PER SHARE EARNINGS

	Years Ended October 31,
	2008	2007
Net Income (Loss)	$(2,597,294)	$937,316

BASIC EARNINGS:
Weighted average number of common
Shares outstanding	5,476,173	5,525,408

Basic earnings (loss) per common share	$(.47)	$.17

DILUTED EARNINGS:
Weighted average number of common
Shares outstanding	5,476,173	5,525,408
Warrants – common stock equivalents	––	70,000

Weighted average number of common
Shares outstanding – as adjusted	5,476,173	5,595,408

Diluted earnings (loss) per common share	$(.47)	$.17